EXHIBIT 16.1

KPMG LLP
Mission Towers I Suite 100
3975 Freedom Circle Drive Santa Clara, CA 95054

August 14, 2020

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for SJW Group and, under the date of March 2, 2020, we reported on the consolidated financial statements of SJW Group and subsidiaries as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019. On August 11, 2020, we were dismissed. We have read SJW Group’s statements included under Item 4.01 of its Form 8-K dated August 14, 2020, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.